SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1
To
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MARATHON PATENT GROUP, INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

 (Title of Class of Securities)

56585W104

 (CUSIP Number)

June 4, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 56585W104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 1,593,333
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,983,611(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,593,333
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,983,611(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,576,944 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.87% (1)(2)
12	TYPE OF REPORTING PERSON* IN

(1)
Includes 781,111 shares of common stock held by GRQ Consultants, Inc. (“GRQ”), 1,202,500 shares of common stock held by GRQ Consultants, Inc. 401k Plan (“GRQ 401k Plan”) and 1,000,000 shares of common stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined Plan”). Mr. Honig is the President of GRQ and the trustee of GRQ 401k Plan and GRQ Defined Plan and is deemed to hold voting and dispositive power over shares held by such entities.

(2)	Based on 51,608,810 shares outstanding as of May 6, 2013.

CUSIP No. 56585W104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 781,111
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 781,111
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,111
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.51% (1)
12	TYPE OF REPORTING PERSON* CO

(1)	Based on 51,608,810 shares outstanding as of May 6, 2013.

CUSIP No. 56585W104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401k Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,202,500
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,202,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.33% (1)
12	TYPE OF REPORTING PERSON* OO

(1)           Based on 51,608,810 shares outstanding as of May 6, 2013.

CUSIP No. 56585W104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Defined Benefit Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,000,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.94% (1)
12	TYPE OF REPORTING PERSON* OO

(1)           Based on 51,608,810 shares outstanding as of May 6, 2013.

Item 1(a).	Name of Issuer:

Marathon Patent Group, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

2331 Mill Road, Suite 100, Alexandria, VA 22314

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Barry Honig, GRQ Consultants, Inc. (“GRQ”), GRQ Consultants, Inc. 401k Plan (“GRQ 401k Plan”) and GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined Plan”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).	Citizenship.

United States/Florida

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).	CUSIP Number.

56585W104

Item 3.	Type of Person

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 4,576,944(1).

(b) Percent of class: 8.87% (1)(2).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,593,333.

(ii) Shared power to vote or to direct the vote: 2,983,611 (1).

(iii) Sole power to dispose or to direct the disposition of: 1,593,333.

(iv) Shared power to dispose or to direct the disposition of: 2,983,611 (1).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

(1)
Includes 781,111 shares of common stock held by GRQ, 1,202,500 shares of common stock held by GRQ 401k Plan and 1,000,000 shares of common stock held by GRQ Defined Plan. Mr. Honig is the President of GRQ and the trustee of GRQ 401k Plan and GRQ Defined Plan and is deemed to hold voting and dispositive power over shares held by such entities.

(2)	Based on 51,608,810 shares outstanding as of May 6, 2013.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2012	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc.
Date: June 6, 2012	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. 401k Plan
Date: June 6, 2012	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. Defined Benefit Plan
Date: June 6, 2012	By:	/s/ Barry Honig
Barry Honig